EF HUTTON, division of Benchmark Investments, LLC

October 28, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Wood

Re:	Vision Sensing Acquisition Corp.
Registration Statement on Form S-1
Filed September 24, 2021, as amended
File No. 333-259766

Acceleration Request
Requested Date: October 29, 2021
Requested Time: 4:00 p.m., Eastern Time

Dear Mr. Wood:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins Vision Sensing Acquisition Corp. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259766) (the “Registration Statement”) to become effective on October 29, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

cc:	Ballard Spahr LLP
Reed Smith LLP

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